UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of Septermber 2007

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO

UPDATE ON CREDIT FACILITY

Guadalajara, Mexico, September 6, 2007 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) announced today that, on August 31, 2007, the Company’s airport subsidiaries in Los Cabos, Puerto Vallarta, Hermosillo and Bajio entered into a credit agreement with a leading bank to borrow up to Ps. 1,214 million. This amount will be available for disbursement in three separate tranches. The Company may elect to receive disbursement of the separate tranches until the following dates, in respect of the following airports, and in the following amounts:

(amounts in pesos)

Airport	Total Amounts	September 7, 2007 (Tranche A)	For disbursement at any time until January 31, 2008 (Tranche B)	For disbursement at any time until January 31, 2009 (Tranche C)
Los Cabos	Ps. 805 million	Ps. 330 million	Ps. 273 million	Ps. 202 million
Puerto Vallarta	Ps. 227 million	Ps. 193 million	Ps. 26 million	Ps. 8 million
Hermosillo	Ps. 102 million	Ps. 44 million	Ps. 17 million	Ps. 41 million
Bajio	Ps. 80 million	Ps. 33 million	Ps. 28 million	Ps. 19 million
TOTAL	Ps. 1,214 million	Ps. 600 million	Ps. 344 million	Ps. 270 million

The most important terms of the contracts are:

Loan Maturity:
Tranche A:	Seven years from the disbursement of this tranche.
Tranche B:	Seven years from the disbursement of this tranche.
Tranche C:	Seven years from the disbursement of this tranche.

Use of proceeds:	Capital investment financing.

Interest payments and amortization of principal:	28 equal and consecutive quarterly payments beginning three months after the disbursement date of each tranche of the loan. Principal and interest are due on the same dates.

Commission Structure:	60.0 basis points over the total amount of the loan, which is payable in full on September 7, 2007.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacifico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 216	Tel: 212-406-3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

Management Fee:	Ps. 50,000 annually for the total amount of the loan, representing Ps. 12,500 annually for each airport, payable on the closing date (August 31, 2007) and on the first, second, third, fourth, fifth, sixth and seventh anniversary of this date, unless the loans are paid in advance.

Interest rate:	8.52% fixed, for each tranche (subject to upwards adjustment in the event of a default during the grace period provided for the Company to cure such a default).

Commitment Fee:	Until the initial disbursement date for a given tranche, we must pay a monthly commitment fee to the lenders, which is computed starting August 31, 2007 until the date of the disbursement for tranches B and C, on the basis of an annual rate equal to 0.125% (12.5 basis points) of the total amount of that tranche.

Guarantee:	No guarantees.

Financial Obligations:

Applicable to Puerto Vallarta, Bajio and Hermosillo:

1.	Maintain a Total Debt/EBITDA ratio of less than or equal to 2.5
2.	Maintain an EBITDA/Gross Interest Expense ratio equal to or greater than 4.0
3.	Maintain a Total Assets/Total Debt ratio equal to or greater than 3.0

Applicable to Los Cabos:

1.	Maintain a Total Debt/EBITDA ratio equal to or less than 3.15
2.	Maintain an EBITDA/Gross Interest Expense ratio equal to or greater than 3.0
3.	Maintain a Total Assets/Total Debt ratio equal to or greater than 3.0

Financial obligations are calculated using the EBITDA and Gross Interest Expense of each entity and its subsidiaries on a consolidated basis for the last four quarters from the date of the calculation.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: Septermber 8, 2007